25003287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-71228

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/27/2024 (MM/DD/YY) AND ENDING 04/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Netcapital Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Lincoln Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexandria Fisher	(508)635-0185	alex@netcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – If individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexandria Fisher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Netcapital Securities Inc., as of 4/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

J. PEREZ
COMM. # 2485157
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires: MARCH 22, 2028

Signature: Alexandria Fisher

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Netcapital Securities Inc.

Financial Statements

April 30, 2025

SEC ID 8-71228

Filed as public information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Netcapital Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Netcapital Securities Inc. (the Company) as of April 30, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree + Cook, LLP

We have served as Netcapital Securities Inc. auditor since 2025.

Richmond, Virginia
July 28, 2025

Netcapital Securities Inc.
Statement of Financial Condition
April 30, 2025

Assets:		
Cash and cash equivalents	$	143,248
Accounts receivable net		20,000
Due from Parent		25,858
Total current assets		189,106
Total assets	$	189,106
Liabilities and stockholders' equity:		
Current liabilities:		
Accounts payable	$	3,320
Commitments and contingencies		-
Stockholders' equity:		
Common stock, $.01 par value; 10,000 shares authorized, 10,000 shares issued and outstanding		100
Capital in excess of par value		234,900
Accumulated deficit		(49,214)
Total stockholders' equity		185,786
Total liabilities and stockholders' equity	$	189,106

See Accompanying Notes to the Financial Statements

Netcapital Securities Inc.
Notes to Financial Statements
April 30, 2025

Note 1 – Organization and Basis of Presentation

Organization and Line of Business

Netcapital Securities Inc. (the "Company") was incorporated in Delaware on September 21, 2003. It is a wholly owned subsidiary of Netcapital Inc (the "Parent"). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company plans to engage in the private placements of securities and referral business, to represent Reg A offerings and Reg D offerings on the www.netcapital.com website and to partner with other broker-dealers to collaboratively syndicate deals.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company was approved for FINRA membership on November 27, 2024 and has an April 30 year end.

Note 2 – Summary of Significant Accounting Policies

Adoption of FASB ASU 2023-07: The Company adopted FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07). ASU 2023-07 improves reportable segment disclosures and enhances disclosures of reportable segment expenses. The Company adopted this new guidance utilizing the retrospective transition method. The adoption of ASU 2023-07 did not have a material impact on the Company's financial statements but did require additional disclosure.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company uses one financial institution for its cash balances and has not maintained cash balances that exceed federally insured limits, as of April 30, 2025.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. Under ASC 606, revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. For private placement fees, the Company earns success-based fees for its role in facilitating private placement offerings under Regulation A and Regulation D. These fees are typically contingent upon the successful closing of an offering and are recognized at the point in time when the offering is completed and all performance obligations have been satisfied. Referral fees are earned by introducing issuers or investors to other SEC-registered and FINRA-member broker-dealers. Referral fees are recognized when the referral results in a successful transaction and the Company's performance obligations under the referral agreement have been satisfied. Generally, this occurs at the time of closing of the referred transaction, assuming collection of the fee is probable. Advisory fees relate to services included in specific agreements with customers. These advisory fees are recognized over a period of time as the performance obligation is satisfied. The Company assesses contracts individually to determine the appropriate

revenue recognition treatment and considers all relevant terms and conditions, including the nature of the performance obligations, timing of delivery, and collectability.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company follows the provisions of accounting in income taxes under the Income Taxes Topic of the Financial Accounting Standard Board's Accounting Standards Codification (the Codification). The Codification requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns and disallows the recognition of tax positions not deemed to meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. The Company's management does not believe it has taken any tax positions in its financial statements that would not meet this threshold.

Note 3 – Accounts Receivable, Net

The Company's accounts receivable are due from clients for revenue recognized but not yet paid. An allowance for credit losses is an estimate based on historical account write-off trends and current macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease. There is no allowance for credit losses as of April 30, 2025.

Note 4—Segment Information

The Company operates under a single operating and reportable segment that constitutes all of the entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 2. The Company has identified the CEO of the Company as the chief operating decision maker who uses net income (loss), which is reported on the statement of operations, and total assets, which is reported on the statement of financial condition, to assess performance and allocate resources, accordingly.

Note 5 – Income Taxes

As of April 30, 2025, the Company had a deferred tax asset related to net operating loss carryforwards ("NOLs") of approximately $17,000.

An income tax benefit of $17,000 has been recorded for the period ended April 30, 2025.

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, income taxes are computed as if the Company filed on a separate return basis, and the amount of current and deferred taxes payable or refundable is recognized as due to or due from the Parent on the statement of financial condition. A $17,000 deferred tax asset is included as due from Parent as of April 30, 2025.

Note 6 – Commitments and Contingencies

The Company has evaluated its commitments and contingencies, including legal matters and contractual obligations, and has determined that there are no matters requiring accrual or disclosure as of April 30, 2025.

Netcapital Securities Inc.
Notes to Financial Statements
April 30, 2025

Note 7 – Related Party Transactions

The Company participates in a Broker-Dealer Expense Sharing Agreement (the "Agreement") with its Parent. Under the terms of the Agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The amount allocated during the period ended April 30, 2025 was $44,362. As of April 30, 2025, the Company has recorded a due from Parent of $8,698 on the statement of financial position which represents an advance to the Parent for the month of May 2025.

Note 8 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of April 30, 2025, the Company had net capital and required net capital of $139,928 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio as of April 30, 2025 was .02 to 1.

Note 9 – Exemption from Rule 15c3-3

The Company is not claiming an exemption from Rule 15c3-3, but is instead relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company brokers private placements of securities and offers referral and advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Note 10 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 28, 2025, the date the financial statements were available to be issued.

Netcapital Securities Inc.

Exemption Review Report

April 30, 2025

SEC ID 8-71228

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Netcapital Securities Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Netcapital Securities Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company brokers private placements of securities and offers referral and advisory services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meadows Urquhart Acree & Cook, LLP

We have served as Netcapital Securities Inc. auditor since 2025.

Richmond, Virginia
July 28, 2025

Netcapital Securities Inc.'s Exemption Report

Netcapital Securities Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company brokers private placements of securities and offers referral and advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Netcapital Securities Inc.

I, Alexandria Fisher, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

July 28, 2025